UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZELTIQ AESTHETICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98933Q108

(CUSIP Number)

Attention: General Counsel

Venrock Associates V, L.P.

Venrock Entrepreneurs Fund V, L.P.

Venrock Partners V, L.P.

Venrock Management V, LLC

VEF Management V, LLC

Venrock Partners Management V, LLC

3340 Hillview Avenue

Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98933Q108	Page 2 of 14

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 5,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2013.

CUSIP No. 98933Q108	Page 3 of 14

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 5,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 4 of 14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 5,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 5 of 14

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 5,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 6 of 14

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 5,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 7 of 14

1	NAMES OF REPORTING PERSONS: VENROCK PARTNERS MANAGEMENT V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 5,458,233[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 5,458,233[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,458,233[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

[1]

Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (the “Venrock Entities”) and the general partner of each Venrock Entity, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC (the “Venrock GPs”), are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 5 below, the Venrock Entities and the Venrock GPs beneficially own 5,458,233 Common Stock of the Issuer and each has shared voting and dispositive power over such shares.
[3]

This percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 8 of 14

Explanatory Note:

This Schedule 13D/A (the “Schedule 13D/A”) is being filed by the Venrock Entities (as defined below) and Venrock GPs (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission on March 15, 2013 (the “Original Schedule 13D”) to report the sale of shares of Common Stock (as defined below) of the Issuer (as defined below) by the Venrock Entities. The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

CUSIP No. 98933Q108	Page 9 of 14

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 14, 2013, the Venrock Entities sold an aggregate of 575,000 shares of the Issuer’s Common Stock at a price per share of $12.22 in a registered underwritten public offering.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Venrock Entities and the Venrock GPs are members of a group for purposes of this Schedule 13D.

(a) As of the date hereof, (i) VA5 is the record owner of 4,924,993 Common Stock, (ii) VEF5 is the record owner of 115,733 Common Stock and (iii) VP5 is the record owner of 417,507 Common Stock. Collectively, the Venrock Entities are the record owners of 5,458,233 Common Stock.

As the general partners of VA5, VEF5 and VP5, respectively, Venrock Management V, LLC, VEF Management V, LLC, and Venrock Partners Management V, LLC may be deemed to own beneficially all of the Common Stock.

Each of the Venrock Entities, the Venrock GPs and the Listed Persons may be deemed to own beneficially 14.9% of the outstanding Common Stock, which percentage is calculated based upon 36,575,060 outstanding Common Stock of the Issuer, which is the number of Common Stock of the Issuer outstanding on October 31, 2013, as reported in the Issuer’s Prospectus Supplement dated November 7, 2013 to Prospectus dated August 30, 2013, filed with the SEC on November 8, 2013.

CUSIP No. 98933Q108	Page 10 of 14

(b) Each of the Venrock Entities and Venrock GPs has sole power to vote or to direct the vote of no Common Stock, sole power to dispose or to direct the disposition of no Common Stock, shared power to vote or to direct the vote of 5,458,233 Common Stock and shared power to dispose or to direct the disposition of 5,458,233 Common Stock.

(c) The sales effected on November 14, 2013, as described in Item 4 hereof, were effected as follows:

Venrock Entity	Number of Shares	Price Per Share
VA5	518,822	$12.22
VEF5	12,190	$12.22
VP5	43,988	$12.22

Except as set forth above, neither the Venrock Entities, the Venrock GPs nor, to the knowledge of the Venrock Entities and the Venrock GPs, the Listed Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Venrock Entities and the Venrock GPs to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Venrock Entities and the Venrock GPs.

(e) Not applicable.

CUSIP No. 98933Q108	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2013

VENROCK PARTNERS V, L.P. By: Venrock Partners Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ASSOCIATES V, L.P. By: Venrock Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND V, L.P. By: VEF Management V, LLC Its: General Partner

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK PARTNERS MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VENROCK MANAGEMENT V, LCC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory

VEF MANAGEMENT V, LLC

By:	/s/ David L. Stepp
Name:	David L. Stepp

Title:	Authorized Signatory